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                                                                     EXHIBIT (k)
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                                               CONTACT: Eugene Melnyk
                                                        Chairman of the Board
                                                        Kenneth Howling
                                                        Chief Financial Officer
                                                        (416) 285-6000

FOR IMMEDIATE RELEASE:


              * BIOVAIL / FUISZ MERGER APPROVED BY SHAREHOLDERS *


     TORONTO, CANADA / CHANTILLY, VIRGINIA, November 12, 1999--Biovail Corporation International (NYSE, TSE: BVF) and Fuisz Technologies, Ltd. (NASDAQ:
"FUSE") today announced that the stockholders of Fuisz today approved and adopted the Agreement and Plan of Merger dated as of July 25, 1999 by and among Fuisz, Biovail Corporation International, and ABCI Acquisition Sub. Corporation, a wholly-owned subsidiary of Biovail. Under the terms of the Agreement and Plan of Merger, each outstanding share of Fuisz common stock not already owned by Biovail will be converted into the right to receive .1197 of a share of Biovail common shares.

     The merger is effective today and Fuisz common stock will cease to be traded on the Nasdaq as of the close of business today. Fuisz shareholders will be sent instructions regarding the exchange of their certificates for certificates evidencing Biovail common shares. Stockholders of Fuisz common stock should not surrender or mail their certificates for exchange until they receive instructions.

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.



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                       BIOVAIL CORPORATION INTERNATIONAL

            2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
                        Tel (416)285-6000 Fax (416)285-6499